EXHIBIT 20.1


September 6, 2007


Dear Shareholders:

We have recently filed our financial results through June 30, 2007, we would like to highlight our recent activities and once again share with you the status of the Company. You can also obtain a copy of our Form 10-QSB at the SEC website www.sec.gov or by calling our office.

Financial Results

On August 21, 2007 we filed our financial results on Form 10-QSB and estimated Net Realizable Value at $4.50 per share as of June 30, 2007, an increase of $0.12 per share from our September 30, 2006 estimated NRV and a decrease of $0.16 per share from our March 31, 2007 estimate. We remind you that this estimated value does not represent a market price for the shares or any independent valuation of the assets, but is the Company's best estimate of the current Net Realizable Value of our assets.

Since we last wrote to you in June we have faced some challenges as the residential real estate market, which has been soft for the last year, deteriorated substantially due to issues with the subprime mortgage market affecting other sectors of real estate finance and the economy as a whole. These issues have made it more difficult for prospective buyers to obtain financing which has worsened an already soft market. As evidence, we have noted price declines of up to 17% in some of our investments from our projected prices two years ago. These price declines and other issues related to the slow housing market have caused us to stop including accruing interest and preferred returns in our calculation of NRV on five of our 31 investments. In addition, we have written down our net realizable value per share by $0.28 for three of these five investments to adjust their value downward based on current market estimates.

We believe we have identified and properly reserved for the impairments in our portfolio based on the recent market changes. We continue to be proactive and vigilant in managing our investments and review the status with our Board of Directors at least monthly. We have focused close attention on the above-mentioned investments via our "Watch List" process due to deviations from plan and the current uncertainties in the real estate market. We will continue to closely monitor these Watch List projects and will communicate any further issues as appropriate.

In spite of these challenges we did close three investments during the last three months with very good results. Two of the investments were subordinated loans in which we achieved an average return of 28%, compared with an 18% target for that investment class. The third was a loan secured by a first trust deed where we earned a return of 14%, compared with our targeted return of 10% for this investment class.


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Investment Portfolio

As of June 30, 2007 we had 31 active projects in our investment portfolio. Fourteen of these active investments, totaling $8.0 million, are lower-risk/lower-return investments that provide diversification through smaller loan size and a consistent and reliable source of cash flow with monthly interest collection.

Three of our investments at June 30, totaling $10.5 million, seek to obtain development approvals. Once obtained, the developers plan to repay our investment with proceeds from sale of the project or new financing. Two of those entitlement projects have successfully obtained development approvals. One has recently paid off our loan and we are working with the developer of the remaining project to locate a buyer.

The remaining 14 investments, totaling $44.2 million, finance residential construction projects. Five of those projects are currently selling homes and we expect another five projects to begin sales by the end of the calendar year.

The management team and the Board of Directors continue to work very hard toward achieving the goals set out in our three-year business plan and increasing the value of your shares in BellaVista Capital.

Sincerely,



Michael Rider                        Eric Hanke
President                            Chief Investment Officer